Exhibit 99.1

CureVac Appoints Klaus Edvardsen as Chief Development Officer

TÜBINGEN, Germany / BOSTON, USA – June 2, 2021 – CureVac N.V. (Nasdaq: CVAC), a global clinical-stage biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (“mRNA”), today announced the appointment of Klaus Edvardsen, MD, PhD, as Chief Development Officer. The appointment of Dr. Edvardsen will take effect on August 1, 2021.

“We are very happy to welcome Dr. Edvardsen to the CureVac leadership team,” said Jean Stéphenne, Chairman of the Supervisory Board of CureVac. “He has a tremendous background, having led both business development and clinical research on a global scale for several high-profile biopharmaceutical companies. His great breadth of knowledge and expertise in research and different therapeutic areas will serve CureVac well as it continues to evolve from a research-oriented biotechnology to a fully integrated biopharmaceutical company.”

“We are very pleased that Klaus is joining us in highly dynamic times for the company,” said Dr. Franz-Werner Haas, Chief Executive Officer of CureVac. “He brings a wealth of experience in both clinical development and product development, with a specific focus on oncology and therapies. Looking ahead, his expertise will be of great value to us as we expand our pipeline, advance our technology platform and further grow our company.”

“I am both honored and excited to be joining CureVac at such an interesting point in its growth journey,” said Dr. Edvardsen. “Their years of dedicated work on mRNA therapeutics positions CureVac well for bringing future treatments across a variety of indications to different patient populations. I am looking forward to contributing my experiences to the company and its development programs.”

Dr. Edvardsen joins CureVac from Merck KGaA, where he led early- and late-stage global oncology development as a Senior Vice President and Head of Global Oncology Development. He served at AstraZeneca prior to that, as Senior Vice President and Head of Global Medicines Development Oncology, where he was responsible for the overall development strategy for oncology and hematology programs. Dr. Edvardsen also held leadership roles at both GlaxoSmithKline PLC and at Genmab A/S in medicines development within various therapeutic areas.

Dr. Edvardsen’s previous research work includes several positions as adjunct member and professor in oncology at various institutes in Denmark, USA, Norway and Sweden. Dr. Edvardsen holds a MD degree as well as a PhD in cancer biology from University of Copenhagen.

About CVnCoV

CureVac began development of mRNA-based COVID-19 vaccine candidates in January 2020. The vaccine candidate chosen for first clinical development, CVnCoV, is an optimized, non-chemically modified mRNA, encoding the prefusion stabilized full-length spike protein of the SARS-CoV-2 virus, and formulated within Lipid Nanoparticles (LNPs). Phase 1 and 2a clinical trials of CVnCoV began in June and September 2020, respectively. Phase 1 interim data reported in November 2020 showed that CVnCoV was generally well tolerated across all tested doses and induced strong antibody responses in addition to first indication of T cell activation. The quality of the immune response was comparable to recovered COVID-19 patients, closely mimicking the immune response after natural COVID-19 infection. In December 2020, CureVac initiated a pivotal Phase 2b/3, the HERALD study, with a 12µg dose of CVnCoV. In February 2021, CureVac initiated a rolling submission with the European Medicines Agency (EMA) for CVnCoV.

About CureVac

CureVac is a global biopharmaceutical company in the field of messenger RNA (mRNA) technology, with more than 20 years of expertise in developing and optimizing the versatile biological molecule for medical purposes. The principle of CureVac's proprietary technology is the use of non-chemically modified mRNA as a data carrier to instruct the human body to produce its own proteins capable of fighting a broad range of diseases. Based on its proprietary technology, the Company has built a deep clinical pipeline across the areas of prophylactic vaccines, cancer therapies, antibody therapies, and the treatment of rare diseases. CureVac had its initial public offering on the New York Nasdaq in August 2020. It is headquartered in Tübingen, Germany, and employs more than 700 people at its sites in Tübingen, Frankfurt, and Boston, USA. Further information can be found at www.curevac.com.

CureVac Media Contact

Anna Kamilli, Manager Communications

CureVac, Tübingen, Germany

T: +49 7071 9883-1684

anna.kamilli@curevac.com

Bettina Jödicke-Braas, Manager Communications

CureVac, Tübingen, Germany

T: +49 7071 9883-1087

bettina.joedicke-braas@curevac.com

CureVac Investor Relations Contact

Dr. Sarah Fakih, Vice President Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

Forward-Looking Statements

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac N.V. and/or its wholly owned subsidiaries CureVac AG, CureVac Real Estate GmbH, CureVac Inc. and CureVac Swiss AG (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the potential efficacy of the company’s vaccine and treatment candidates and the company’s strategies, financing plans, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, and fluctuations of operating results due to the effect of exchange rates or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.